Exhibit (m)

AMENDED AND RESTATED SHAREHOLDER SERVICES PLAN

WHEREAS, each registered investment company, as set forth on Schedule A, as it may be supplemented from time to time (each a “Fund” and collectively the “Funds”), engages or intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, each Fund desires to adopt a Shareholder Services Plan, and the Trustees/Directors have determined that there is a reasonable likelihood that adoption of the Plan will benefit such Fund and its shareholders; and

WHEREAS, each Fund and Morgan Stanley Distributors Inc. or its predecessors, as the case may be (“MS Distributors”), had entered into a Distribution Agreement (the “Prior Distribution Agreement”) pursuant to which the Fund employed MS Distributors in such capacity during the continuous offering of shares of the Fund; and

WHEREAS, effective July 31, 2011, each Fund’s Board of Trustees/Directors (the “Board”) approved the termination of the Prior Distribution Agreement between MS Distributors and the Funds and the adoption of a new Distribution Agreement (the “Distribution Agreement”) with Morgan Stanley Distribution, Inc. (the “Distributor”); and

WHEREAS, each Fund included on Schedule A as of the date hereof (a “Current Fund”) has adopted, and the Distributor has agreed to the terms of, a Shareholder Services Plan effective as of a date set forth on Schedule A; and

WHEREAS, this Amended and Restated Shareholder Services Plan is intended to serve as the Shareholder Services Plan (the “Plan”) for each Fund included on Schedule A, subsequent to the date hereof.

1.     Each Fund may pay to the Distributor, Morgan Stanley Smith Barney LLC (“MSSB”) and other affiliated broker-dealers, as compensation for the provision of services to shareholders, a service fee up to the rate set forth on Schedule A on an annualized basis of the average daily net assets of such shares. Such fee shall be calculated and accrued daily and paid monthly.

2.     The service fee may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Section 2830(b)(9) of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor, MSSB and other affiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor, MSSB and other affiliated broker-dealers for the provision of shareholder services (collectively, the “Services”). If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3.     This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Fund’s Board and (b) those Board members of the Fund who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”), cast in person at a meeting (or meetings) called for the purpose of voting on such approval.

4.     This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Nan in Paragraph 3.

5.     The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Services. The Distributor shall submit only information regarding amounts expended for the Services to the Board in support of the service fee payable hereunder.

6.     This Plan may be terminated with respect to a Fund at any time by vote of the Board or by vote of a majority of the Independent Board Members.

7.     No material amendment to the Plan shall be made unless approved in the manner provided for initial approval in Paragraph 3 hereof.

8.     If, as of the end of any calendar year, amounts incurred by the Distributor, MSSB and other affiliated broker-dealers on behalf of a Fund (including accrued expenses) with respect to the Services are less than the amount of payments made by such Fund pursuant to this Plan, the Distributor shall promptly make appropriate reimbursement to the Fund. If, however, as of the end of any calendar year, the amounts incurred with respect to the Services by the Distributor, MSSB and other affiliated broker-dealers on behalf of the Fund are greater than the amount of payments made by such Fund pursuant to this Plan, such Fund will not reimburse the Distributor, MSSB and other affiliated broker- dealers for such expenses through payments accrued pursuant to this Plan in the subsequent fiscal year.

9.     The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to MSSB, its affiliates or other broker-dealers that provide shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the Conduct Rules of FINRA.

10.    Each Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11.    With respect to those Funds that are Massachusetts business trusts, the Declaration of Trust together with all amendments thereto establishing each Fund identified on Schedule A as a Massachusetts business trust (the “Declaration”), is on file in the office of the Secretary of The Commonwealth of Massachusetts, and provides that the name of such Funds refers to the Trustees under the Declaration collectively as Trustees but not as individuals or personally; and no Trustee, shareholder, officer, employee or agent of such Fund shall be held to any personal liability, nor shall resort be had to their private property for this satisfaction of any obligation or claim or otherwise, in connection with the affairs of such Funds, but the Trust Estate only shall be liable.

2

IN WITNESS WHEREOF, the Funds and the Distributor have executed this Plan of Distribution, as amended, as of the day and year set forth below in New York, New York.

Dated: July 31, 2011

Attest:	On behalf of each Fund as set
forth on Schedule A

/s/ Joanne Antico	By:	/s/ Kevin Klingert
Name: Joanne Antico		Name:	Kevin Klingert
Title: Assistant Secretary		Title:	President and Principal Executive Officer

Attest:	MORGAN STANLEY DISTRIBUTION, INC.

/s/ Yvette Hayes	By:	/s/ Lisa Jones
Name: Yvette Hayes		Name:	Lisa Jones
Title:		Title:	President

SCHEDULE A

ADOPTING FUNDS

(updated as of May 31, 2018)

All of the Funds referenced below are organized as Massachusetts business trusts unless otherwise indicated.

FUND	FEE	EFFECTIVE DATE OF PLAN AND AMENDMENTS THERETO
Morgan Stanley California Tax-Free Daily Income Trust	.15%	October 31, 2006
Morgan Stanley New York Municipal Money Market Trust	.15%	October 31, 2006
Morgan Stanley Tax-Free Daily Income Trust	.15%	October 31, 2006
Morgan Stanley U.S. Government Money Market Trust	.15%	October 31, 2006

A-1